Lauren, hello!

We hope you have been doing well. Jae and I wanted to send you a quick update on Dot Conner and see if you could help us with what's coming up. First, the series has found a streaming audience across a broad spectrum of streaming platforms and even more traditional cable channels. We just added YouTube TV & Movies, Up Faith and Family, and DirecTV to the list! By our conservative estimates, the series has been streamed by over 150,000 households worldwide. The audience is growing exponentially after we launched a companion church curriculum this past March.

With all of this momentum, we've decided to bring Dot's biggest case to the biggest screen. We are raising the necessary funds to produce a feature film featuring Dot Conner investigating the disappearance of her father and plan to begin production on the film mid-July of this year with a targeted release date of March, 2025. We believe there is an incredible opportunity for a wide theatrical release of a mystery/adventure/comedy for families that is based on biblical values. Theater chains are very open to faith-based content due to the success of recent releases and the lack of films from Hollywood due to the industry strikes of last summer.

We aren't expecting you to contribute to the production (unless of course you feel led to) but are reaching out to simply and humbly ask that you pass this opportunity on to anyone you think might be a good fit. Unlike other crowd funding campaigns, we're offering a revenue share opportunity for those who invest, and we're raising the money through a trusted investment site called WeFunder. Here's the link to our campaign:



Invest in Dot Conner, LLC: A family-friendly, kid-approved, mystery adventure film!
wefunder.com

We would appreciate any sharing of the link you feel comfortable doing. If you share it, you could say something along the lines of "I have some friends raising money for a feature film version of an award-winning series called Dot Conner: Webtective! Would you potentially be interested in investing or know 1-2 individuals who might be interested and good to talk with?" or something to that effect.

We are so grateful for how you have already contributed to the success of our show. Thank you, and we pray God's blessing on you and your family!

Andrew Huff
Writer/Director

Huff Media Productions
www.huffmediapro.com